Exhibit 99.1

Scorpio Tankers Inc. Announces First Quarter Earnings Release and Conference Call on April 27, 2016
MONACO--(Marketwired - April 20, 2016) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that the Company plans to issue its first quarter 2016 earnings before the market open on Wednesday, April 27, 2016 and will host a conference call later in the day at 10:30 AM Eastern Daylight Time and 4:30 PM Central European Summer Time.
Conference Call Details:
Wednesday, April 27, 2016 at 10:30 AM Eastern Daylight Time and 4:30 PM Central European Summer Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (888)-205-6875 (U.S.) or +1 (913)-312-0685 (International). The conference participant passcode is 2946006. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/610/14769
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 78 product tankers (20 LR2, 14 Handymax, and 44 MR tankers) with an average age of 1.5 years and time charters-in 12 product tankers (two LR2, one LR1, four MR and five Handymax tankers). The Company has contracted for 11 newbuilding product tankers (eight MR and three LR2 tankers). The three LR2s are expected to be delivered in 2016 (one per quarter), and the eight MRs are expected to be delivered throughout 2017. The Company has also reached an agreement to sell two of its 2014 built MR product tankers. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616